**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**February 24, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Continental Airlines, Inc.**

**File No. 001-10323- CF# 27700**

_____

United Continental Holdings, Inc. and Continental Airlines, Inc. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information Continental Airlines, Inc. excluded from the Exhibits to Forms 10-K, 10-Q, and 8-K filed from August 16, 1993 to October 21, 2010.

Based on representations by United Continental Holdings, Inc. and Continental Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---|---|---|---|
| 10.1 | 10-Q | August 16, 1993 | through June 30, 2016 |
| 10.2 | 10-Q | August 16, 1993 | through June 30, 2016 |
| 10.3 | 10-Q | August 16, 1993 | through June 30, 2016 |
| 10.4 | 10-Q | August 16, 1993 | through June 30, 2016 |
| 10.11(a) | 10-K | April 13, 1995 | through June 30, 2016 |
| 10.12(a) | 10-K | April 13, 1995 | through June 30, 2016 |
| 10.13(a) | 10-K | April 13, 1995 | through June 30, 2016 |
| 10.14(a) | 10-K | April 13, 1995 | through June 30, 2016 |
| 10.6 | 10-Q | August 1, 1996 | through June 30, 2016 |
| 10.6(a) | 10-Q | August 1, 1996 | through June 30, 2016 |
| 10.7 | 10-Q | August 1, 1996 | through June 30, 2016 |
| 10.8 | 10-Q | August 1, 1996 | through June 30, 2016 |
| 10.11(d) | 10-K | February 24, 1997 | through June 30, 2016 |
| 10.14(a) | 10-K | February 24, 1997 | through June 30, 2016 |
| 10.3 | 10-Q | April 28, 1997 | through June 30, 2016 |
| 10.4 | 10-Q | April 28, 1997 | through June 30, 2016 |
| 10.1 | 10-Q | October 21, 1997 | through June 30, 2016 |
| 10.13(g) | 10-K | March 20, 1998 | through June 30, 2016 |
| 10.14(c) | 10-K | March 20, 1998 | through June 30, 2016 |
| 10.14(d) | 10-K | March 20, 1998 | through June 30, 2016 |
| 10.15 | 10-K | March 20, 1998 | through June 30, 2016 |
| 10.15(a) | 10-K | March 20, 1998 | through June 30, 2016 |
| 10.16 | 10-K | March 20, 1998 | through June 30, 2016 |
| 10.16(a) | 10-K | March 20, 1998 | through June 30, 2016 |

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---|---|---|---|
| 10.17 | 10-K | March 20, 1998 | through June 30, 2016 |
| 10.17(a) | 10-K | March 20, 1998 | through June 30, 2016 |
| 10.23 | 10-K | March 20, 1998 | through June 30, 2016 |
| 10.1 | 10-Q | May 7, 1998 | through June 30, 2016 |
| 10.1 | 10-Q | October 26, 1998 | through June 30, 2016 |
| 10.2 | 10-Q | October 26, 1998 | through June 30, 2016 |
| 10.1 | 10-Q | August 14, 1998 | through June 30, 2016 |
| 10.23(i) | 10-K | February 25, 1999 | through June 30, 2016 |
| 10.23(j) | 10-K | February 25, 1999 | through June 30, 2016 |
| 10.23(k) | 10-K | February 25, 1999 | through June 30, 2016 |
| 10.24(g) | 10-K | February 25, 1999 | through June 30, 2016 |
| 10.24(h) | 10-K | February 25, 1999 | through June 30, 2016 |
| 10.27(b) | 10-K | February 25, 1999 | through June 30, 2016 |
| 10.27(c) | 10-K | February 25, 1999 | through June 30, 2016 |
| 10.28 | 10-K | February 25, 1999 | through June 30, 2016 |
| 10.3 | 10-Q | April 23, 1999 | through June 30, 2016 |
| 10.4 | 10-Q | April 23, 1999 | through June 30, 2016 |
| 10.4(a) | 10-Q | April 23, 1999 | through June 30, 2016 |
| 10.5 | 10-Q | April 23, 1999 | through June 30, 2016 |
| 10.5(a) | 10-Q | April 23, 1999 | through June 30, 2016 |
| 10.7 | 10-Q | July 26, 1999 | through June 30, 2016 |
| 10.8 | 10-Q | July 26, 1999 | through June 30, 2016 |
| 10.9 | 10-Q | July 26, 1999 | through June 30, 2016 |
| 10.7 | 10-Q | October 25, 1999 | through June 30, 2016 |
| 10.8 | 10-Q | October 25, 1999 | through June 30, 2016 |
| 10.9 | 10-Q | October 25, 1999 | through June 30, 2016 |
| 10.25(n) | 10-K | February 11, 2000 | through June 30, 2016 |
| 10.25(o) | 10-K | February 11, 2000 | through June 30, 2016 |
| 10.1 | 10-Q | April 20, 2000 | through June 30, 2016 |
| 10.2 | 10-Q | April 20, 2000 | through June 30, 2016 |
| 10.2 | 10-Q | July 18, 2000 | through June 30, 2016 |
| 10.6 | 10-Q | October 17, 2000 | through June 30, 2016 |
| 10.33 | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(c) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(d) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(e) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(f) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(g) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(h) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(i) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(j) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(k) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(l) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(m) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(n) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.34 | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.35 | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.37 | 10-K | February 6, 2001 | through June 30, 2016 |

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
| --- | --- | --- | --- |
| 10.37(a) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.37(b) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.37(c) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.37(e) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.37(f) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.20(t) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.20(u) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.22(c) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.22(d) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.23(g) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.24(b) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.25 | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(o) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(p) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(q) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.33(r ) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.34(b) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.36 | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.37(g) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.37(h) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.37(i) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.37(j) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.38 | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.38(a) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.39 | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.39(a) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.39(b) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.39(c) | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.40 | 10-K | February 6, 2001 | through June 30, 2016 |
| 10.1 | 10-Q | April 16, 2001 | through June 30, 2016 |
| 10.2 | 10-Q | April 16, 2001 | through June 30, 2016 |
| 10.3 | 10-Q | April 16, 2001 | through June 30, 2016 |
| 10.3 | 10-Q | July 16, 2001 | through June 30, 2016 |
| 10.4 | 10-Q | July 16, 2001 | through June 30, 2016 |
| 10.5 | 10-Q | July 16, 2001 | through June 30, 2016 |
| 10.6 | 10-Q | July 16, 2001 | through June 30, 2016 |
| 10.11 | 10-Q | November 14, 2001 | through June 30, 2016 |
| 10.12 | 10-Q | November 14, 2001 | through June 30, 2016 |
| 10.13 | 10-Q | November 14, 2001 | through June 30, 2016 |
| 10.14 | 10-Q | November 14, 2001 | through June 30, 2016 |
| 10.22(z) | 10-K | February 21, 2002 | through June 30, 2016 |
| 10.24(h) | 10-K | February 21, 2002 | through June 30, 2016 |
| 10.35(s) | 10-K | February 21, 2002 | through June 30, 2016 |
| 10.35(t) | 10-K | February 21, 2002 | through June 30, 2016 |
| 10.35(u) | 10-K | February 21, 2002 | through June 30, 2016 |
| 10.35(v) | 10-K | February 21, 2002 | through June 30, 2016 |
| 10.36(c) | 10-K | February 21, 2002 | through June 30, 2016 |
| 10.39(k) | 10-K | February 21, 2002 | through June 30, 2016 |
| 10.39(l) | 10-K | February 21, 2002 | through June 30, 2016 |

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---|---|---|---|
| 10.39(m) | 10-K | February 21, 2002 | through June 30, 2016 |
| 10.44 | 10-K | February 21, 2002 | through June 30, 2016 |
| 10.4 | 10-Q | April 16, 2002 | through June 30, 2016 |
| 10.5 | 10-Q | April 16, 2002 | through June 30, 2016 |
| 10.6 | 10-Q | April 16, 2002 | through June 30, 2016 |
| 10.7 | 10-Q | April 16, 2002 | through June 30, 2016 |
| 10.12 | 10-Q | July 18, 2002 | through June 30, 2016 |
| 10.1 | 10-Q | October 17, 2002 | through June 30, 2016 |
| 10.2 | 10-Q | October 17, 2002 | through June 30, 2016 |
| 10.3 | 10-Q | October 17, 2002 | through June 30, 2016 |
| 10.4 | 10-Q | October 17, 2002 | through June 30, 2016 |
| 10.22(ab) | 10-K | February 13, 2003 | through June 30, 2016 |
| 10.32(aa) | 10-K | February 13, 2003 | through June 30, 2016 |
| 10.6 | 10-Q | April 17, 2003 | through June 30, 2016 |
| 10.7 | 10-Q | April 17, 2003 | through June 30, 2016 |
| 10.8 | 10-Q | April 17, 2003 | through June 30, 2016 |
| 99.1 | 8-K | November 10, 2003 | through June 30, 2016 |
| 99.2 | 8-K | November 10, 2003 | through June 30, 2016 |
| 99.3 | 8-K | November 10, 2003 | through June 30, 2016 |
| 10.2 | 10-Q | October 16, 2003 | through June 30, 2016 |
| 10.23(ae) | 10-K | February 3, 2004 | through June 30, 2016 |
| 10.26(j) | 10-K | February 3, 2004 | through June 30, 2016 |
| 10.27(g) | 10-K | February 3, 2004 | through June 30, 2016 |
| 10.28(b) | 10-K | February 3, 2004 | through June 30, 2016 |
| 10.2 | 10-Q | April 15, 2004 | through June 30, 2016 |
| 10.3 | 10-Q | April 15, 2004 | through June 30, 2016 |
| 10.4 | 10-Q | April 15, 2004 | through June 30, 2016 |
| 10.4 | 10-Q | October 19, 2004 | through June 30, 2016 |
| 10.21(ag) | 10-K | March 15, 2005 | through June 30, 2016 |
| 10.21(ah) | 10-K | March 15, 2005 | through June 30, 2016 |
| 10.27 | 10-K | March 15, 2005 | through June 30, 2016 |
| 10.28 | 10-K | March 15, 2005 | through June 30, 2016 |
| 10.11 | 10-Q | April 20, 2005 | through June 30, 2016 |
| 10.13 | 10-Q | April 20, 2005 | through June 30, 2016 |
| 10.3 | 10-Q | July 21, 2005 | through June 30, 2016 |
| 10.4 | 10-Q | July 21, 2005 | through June 30, 2016 |
| 10.5 | 10-Q | July 21, 2005 | through June 30, 2016 |
| 10.6 | 10-Q | July 21, 2005 | through June 30, 2016 |
| 10.1 | 10-Q | October 18, 2005 | through June 30, 2016 |
| 10.2 | 10-Q | October 18, 2005 | through June 30, 2016 |
| 10.3 | 10-Q | October 18, 2005 | through June 30, 2016 |
| 10.27(b) | 10-K | February 28, 2006 | through June 30, 2016 |
| 10.33(ag) | 10-K | February 28, 2006 | through June 30, 2016 |
| 10.2 | 10-Q | April 20, 2006 | through June 30, 2016 |
| 10.3 | 10-Q | April 20, 2006 | through June 30, 2016 |
| 10.3 | 10-Q | July 21, 2006 | through June 30, 2016 |
| 10.4 | 10-Q | July 21, 2006 | through June 30, 2016 |
| 10.4 | 10-Q | October 19, 2006 | through June 30, 2016 |
| 10.5 | 10-Q | October 19, 2006 | through June 30, 2016 |

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---|---|---|---|
| 10.23(ao) | 10-K | February 23, 2007 | through June 30, 2016 |
| 10.1 | 10-Q | April 19, 2007 | through June 30, 2016 |
| 10.1 | 10-Q | July 19, 2007 | through June 30, 2016 |
| 10.2 | 10-Q | July 19, 2007 | through June 30, 2016 |
| 10.1 | 10-Q | October 18, 2007 | through June 30, 2016 |
| 10.21(as) | 10-K | February 21, 2008 | through June 30, 2016 |
| 10.23(m) | 10-K | February 21, 2008 | through June 30, 2016 |
| 10.2 | 10-Q | April 29, 2008 | through June 30, 2016 |
| 10.3 | 10-Q | April 29, 2008 | through June 30, 2016 |
| 10.4 | 10-Q | July 18, 2008 | through June 30, 2016 |
| 10.5 | 10-Q | July 18, 2008 | through June 30, 2016 |
| 10.1 | 10-Q | October 21, 2008 | through June 30, 2016 |
| 10.21(av) | 10-K | February 19, 2009 | through June 30, 2016 |
| 10.25(f) | 10-K | February 19, 2009 | through June 30, 2016 |
| 10.28(b) | 10-K | February 19, 2009 | through June 30, 2016 |
| 10.3 | 10-Q | July 21, 2009 | through June 30, 2016 |
| 10.4 | 10-Q | July 21, 2009 | through June 30, 2016 |
| 10.5 | 10-Q | July 21, 2009 | through June 30, 2016 |
| 10.6 | 10-Q | July 21, 2009 | through June 30, 2016 |
| 10.2 | 10-Q | October 21, 2009 | through June 30, 2016 |
| 10.3 | 10-Q | October 21, 2009 | through June 30, 2016 |
| 10.4 | 10-Q | October 21, 2009 | through June 30, 2016 |
| 10.5 | 10-Q | October 21, 2009 | through June 30, 2016 |
| 10.22(bb) | 10-K | February 17, 2010 | through June 30, 2016 |
| 10.24(r ) | 10-K | February 17, 2010 | through June 30, 2016 |
| 10.29(c) | 10-K | February 17, 2010 | through June 30, 2016 |
| 10.2 | 10-Q | April 22, 2010 | through June 30, 2016 |
| 10.3 | 10-Q | April 22, 2010 | through June 30, 2016 |
| 10.4 | 10-Q | April 22, 2010 | through June 30, 2016 |
| 10.4 | 10-Q | October 21, 2010 | through June 30, 2016 |
| 10.5 | 10-Q | October 21, 2010 | through June 30, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Loan Lauren P. Nguyen
Special Counsel